Pricing Sheet No. 2012-MTNDG0203 dated March 29, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0203 dated March 1, 2012 and
Offering Summary No. 2012-MTNDG0203 dated March 1, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
                      Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
448,000 Enhanced Buffered Jump Securities Based on the S&P 500® Index due March 30, 2017

PRICING TERMS – MARCH 29, 2012
Issuer:		Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less, and possibly 80% less, than the stated principal amount of the securities.

Aggregate principal amount:		$4,480,000
Stated principal amount:		$10 per security
Issue price:		$10 per security (see “Underwriting fee and issue price” below)
Pricing date:		March 29, 2012
Original issue date:		April 3, 2012
Maturity date:		March 30, 2017
Underlying index:		S&P 500® Index
Payment at maturity per security:
If the final index value is greater than the buffer level,
$10 + the greater of (i) the upside payment and (ii) $10 × the index percent increase
If the final index value is less than or equal to the buffer level,
($10 × the index performance factor) + $2.00
This amount will be less than or equal to the stated principal amount of $10. However, under no circumstances will the payment at maturity be less than $2.00 per security, subject to the credit risk of Citigroup Inc.

Upside payment:		$2.30 per security (23% of the stated principal amount)
Index percent increase:		(final index value – initial index value) / initial index value
Index performance factor:		final index value / initial index value
Initial index value:		1,403.28, the closing value of the underlying index on the pricing date.
Final index value:		The closing value of the underlying index on the valuation date.
Valuation date:		March 27, 2017, subject to postponement for non-index business days and certain market disruption events.
Buffer level:		1,122.624, 80% of the initial index value
Minimum payment at maturity:		$2.00 per security (20% of the stated principal amount)
CUSIP:		17317U139
ISIN:		US17317U1390
Listing:
The securities will not be listed on any securities exchange. Accordingly, the securities will have limited or no liquidity. You should not invest in the securities unless you are willing to hold them until maturity.

Underwriter:		Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Issuer
Per Security	$10.00	$0.35	$9.65
Total	$4,480,000.00	$156,800.00	$4,323,200.00
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.90 per security. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” on page 8 in the related offering summary for further details.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.35 for each security sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisers collectively a fixed selling concession of $0.35 for each $10 security they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on March 1, 2012:
http://www.sec.gov/Archives/edgar/data/1318281/000095010312001098/dp29080_fwp-0203.htm
Preliminary Pricing Supplement filed on March 1, 2012:
http://www.sec.gov/Archives/edgar/data/831001/000095010312001086/dp29082_424b2-0203.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.